Aquaron Acquisition Corp.

515 Madison Ave. 8th Floor

New York, NY 10022

August 30, 2022

VIA EDGAR

Todd Schiffman

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aquaron Acquisition Corp
Withdrawal of Acceleration Request
Registration Statement on Form S-1 (File No. 333-265217)

Dear Mr. Schiffman:

Reference is made to our letter, filed as correspondence via EDGAR on August 26, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 30, 2022, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please do not hesitate to contact Sally Yin at (212) 497-7747 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

Aquaron Acquisition Corp.

By:	/s/ Yi Zhou
Yi Zhou
Chief Executive Officer

cc:	Sally Yin

Wilson Sonsini Goodrich & Rosati